MIND CTI Reports Results for Q3 2013

Yoqneam, Israel, November 5, 2013 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as call accounting solutions, today announced results for its third quarter ended September 30, 2013.

The following will summarize our business in the third quarter of 2013 and provide a more detailed review of the financial results for the quarter. Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

•	Revenues were $4.53 million, compared with $4.71 million in the third quarter of 2012 and $4.42 million in the second quarter of 2013.

•	Operating income was $587 thousand, or 13% of revenue, compared with $1.15 million in the third quarter of 2012.

•	Net income was $604 thousand or $0.03 per share, compared with $1.25 million in the third quarter of 2012 or $0.07 per share.

•	Cash flow from operating activities was $728 thousand.

•	1 new customer and multiple follow-on orders.

•	Cash position of $18.4 million on September 30, 2013.

As of September 30, 2013 we had 359 employees in our four offices, compared with 340 as of September 30, 2012.

Revenue Distribution for Q3 2013

Sales in the Americas represented 64.9%, sales in Europe represented 21.1% and sales in Israel represented 7.4% of total revenue.

Revenue from customer care and billing software totaled $3.6 million, while revenue from enterprise call accounting software was $929 thousand.

Revenue from licenses was $1.04 million, or 23% of total revenue, while revenue from maintenance and additional services was $3.49 million, or 77%.

New Win and Follow-on Orders

We signed a new contract to support a prepaid wireless business. The contract includes real time interfaces for voice, SMS and data. MIND’s unique promotions, alerting and Voice & Data rating capabilities will help this customer increase subscriber base and improve ARPU.

One follow-on order is with an existing customer who is expanding its service offerings engaging corporate customers by sending SMS campaigns in bulks (e.g. supermarket sales, theater discounted tickets, etc.) starting with more than a hundred million SMSs per month. The MINDBill platform enables elaborate pricing schemes including tiered pricing intervals and promotion bulks which help carriers gain market share.

Other follow-on orders include enhanced professional services, consultancy and customizations.

Monica Iancu, MIND CEO, commented: “In the third quarter we made progress in the implementation of our multiple ongoing projects and won a mid-size deal in the Americas. Our increased expenses, when compared to the third quarter of 2012, are mainly due to the planned increase in our workforce, that we believe has reached the size we need in order to support our growing customer base, and to detrimental exchange rates, that had some impact on our lower than targeted margins. We are pleased as always with the follow-on orders that reconfirm our customer satisfaction. We continue to invest in our market-leading real-time convergent billing to support the growth, marketing plans and profitability strategies of our customers. Medium term, the net income is expected to be lower than in previous years, but we focus on increasing our operating margins in the long term through revenue growth and increased efficiencies.”

Dividend Update

The Board of Directors resolved to consider a cash distribution that maintains the dividend rate of previous years and take the necessary actions. Thus, the Board of Directors resolved that the Company should seek court approval formally required in order to enable a distribution for the year 2013, in an amount of up to $4.6 million. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a cash distribution.

Prior to paying any dividend, which is still subject to specific Board approval, the Company will issue a press release announcing the exact dividend amount, record date and distribution date.

"Given our strong cash position and our positive operating cash flow, we believe that our dividends enhance shareholders value," stated Monica. "We are well positioned and have the required resources to respond to potentially increasing market needs and at the same time target potential acquisitions that could benefit the company results."

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,338	$13,310
Short term bank deposits	6,475	5,567
Marketable securities	2,072	-
Accounts receivable:
Trade	1,161	850
Other	212	159
Prepaid expenses	229	95
Deferred cost of revenues	185	584
Deferred taxes	124	124
Inventories	13	13
Total current assets	19,809	20,702

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	502	504
Severance Pay Fund	1,538	1,399
Deferred cost of revenues	51	-
Deferred taxes	15	15

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	703	681
GOODWILL	5,430	5,430
Total assets	$28,048	$28,731

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$249	$113
Other	1,576	1,151
Deferred revenues	4,106	2,259
Total current liabilities	5,931	3,523
LONG TERM LIABILITIES :
Deferred revenues	471	487
Employee rights upon retirement	1,773	1,615
Total liabilities	8,175	5,625

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,183	30,138
Accumulated other comprehensive income	17	17
Differences from translation of foreign currency financial statements of a subsidiary	(1,030)	(1,043)
Treasury shares	(2,287)	(2,360)
Accumulated deficit	(7,064)	(3,700)
Total shareholders’ equity	19,873	23,106
Total liabilities and shareholders’ equity	$28,048	$28,731

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)
Revenues	$13,394	$15,255	$4,534	$4,709	$20,209
Cost of revenues	5,948	6,358	1,822	1,577	7,852
Gross profit	7,446	8,897	2,712	3,132	12,357
Research and development expenses	3,751	3,435	1,268	1,109	4,643
Selling and marketing expenses	1,247	1,147	421	405	1,524
General and administrative expenses	1,267	1,321	436	470	1,818
Operating income	1,181	2,994	587	1,148	4,372
Financial income - net	161	191	35	167	298
Income before taxes on income	1,342	3,185	622	1,315	4,670
Income tax expense	174	279	18	68	392
Net income	$1,168	$2,906	$604	$1,247	$4,278

Earning per ordinary share:
Basic and diluted	$0.06	$0.15	$0.03	$0.07	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	18,863	18,763	18,885	18,775	18,767

Diluted	18,886	18,838	18,894	18,864	18,846

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,168	$2,906	$604	$1,247	$4,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	184	212	66	67	270
Financial loss (income) from available for sale securities	2	(3)	1	-	(3)
Deferred income taxes, net	-	-	-	-	138
Accrued severance pay	77	130	(22)	48	147
Capital loss (gain) on sale of property equipment - net	(6)	2	-	9	14
Employees share-based compensation expenses	45	61	12	19	80
Realized loss on sale of available for sale Securities	-	24	-	-	24
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(311)	61	(322)	(368)	913
Other	(56)	90	22	96	149
Decrease (increase) in prepaid expenses and deferred charges	214	454	(151)	(48)	456
Decrease in inventories	-	-	-	-	16
Increase (decrease) in accounts payable and accruals:
Trade	136	(570)	(285)	(375)	(639)
Other	425	335	275	57	(65)
Increase (decrease) in deferred revenues	1,839	(345)	528	(571)	(842)
Net cash provided by operating activities	3,717	3,357	728	181	4,936

Cash flows from investing activities:
Purchase of property and equipment	(219)	(113)	(78)	(13)	(169)
Sale of available for sale securities	-	444	-	-	444
Severance pay funds	(58)	(80)	18	(36)	(174)
Decrease (Increase) in deposits, net	(844)	408	(2,943)	(1,549)	(1,258)
Investments in marketable securities	(2,072)	-	(2,072)	-	-
Proceeds from sale of property and equipment	19	76	-	37	84
Net cash provided by (used in) investing activities	(3,174)	735	(5,075)	(1,561)	(1,073)

Cash flows from financing activities:
Employee stock options exercised and paid	73	37	-	5	41
Dividend paid	(4,532)	(4,505)	-	-	(4,505)
Net cash used in financing activities	(4,459)	(4,468)	-	5	(4,464)

Translation adjustments on cash and Cash Equivalents	(56)	42	7	23	45
Increase (decrease) in cash and cash equivalents	(3,972)	(334)	(4,340)	(1,352)	(556)

Balance of cash and cash equivalents at beginning of period	13,310	13,866	13,678	14,884	13,866
Balance of cash and cash equivalents at end of period	$9,338	$13,532	$9,338	$13,532	$13,310